December 7, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cynosure, Inc. Registration Statement on Form S-1 File No. 333-127463
Dear Sirs and Mesdames:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the several underwriters, hereby join with Cynosure, Inc. request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 8, 2005 at 3:00 p.m. or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: November 14, 2005.

(ii)	Dates of distribution: November 14, 2005 — December 6, 2005

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: approximately 17,350

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,
Citigroup Global Markets Inc.
/s/   John C. Cocchiarella
John C. Cocchiarella
Vice President and Associate General Counsel